Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of a podcast published on June 1, 2021.

Absolute Return Podcast #150:

Leadership Chat: Benson Hill CEO Matt Crisp and Star Peak CEO Eric Scheyer

Tuesday, June 1, 2021

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com

Julian Klymochko: Okay. Well, we are here, live with Matt from Benson Hill and Eric from Star Peak to talk about their exciting new merger in the market. A lot of intriguing aspects to the business combination you guys announced, but prior to getting into the weeds on the merger, I wanted to touch on the background on Benson hill. Specifically, what I find most intriguing about it is, you're doing so many advanced things in the food technology space. Like it's seemingly moving in leaps and bounds. The things that you're doing with respect to artificial intelligence, the vast amount of data that you're utilizing. Variety of breathing techniques, really to create innovative food and ingredient products. You've got this CropOS aspect of the business as well. So, to start off, can you walk us through the company's technology and some examples of the products that you have out in the market, that you generate revenue on?

Matt Crisp: Yeah, sure thing. And thanks for having me, Julian and Michael. I'm Matt Crisp, CEO of Benson Hill. Happy to talk a little bit about the company and the technology. You know, at our core, we are a food technology company and we're really dedicated to unlocking the natural genetic diversity that already exists within plants. And we like to say that we operate at this convergence space of plant science, data science and food science and ultimately make a better food and ingredients by going back to the seed and developing a better genetics. So, tapping into the genetic potential of plants and focusing on outcomes, attributes, of food and ingredients that consumers really want.

So, I'll give you a specific example. In soybean which is a widely grown crop and it's been bred for some time. The industry rather has focused on yield and we've become great at producing a lot of quantity, but we've actually bred away from a lot of the quality of this, you know, really nutrient rich crop. What Benson Hills is doing with soy, we're going back and we're reintroducing and breeding for and ultimately commercializing nutrient rich lines, rich in protein, high in protein content, low, and anti-nutrients qualities. And we're producing those in the field. And then ultimately delivering those crops in their process form to ingredient companies or CPGs, food system innovators, like you know, Impossible foods or Kellogg or, Tyson to incorporate in plant-based meat alternatives, but because we've produced those crops in the field with such a high level of protein, we can actually get rid of some of the really environmental intensive and very expensive processing steps that are currently used to supply those base protein ingredients to a lot of these alternative plant-based meat, protein company. So that's an example of exactly, you know, how we're bringing technology and genetics to life, and then moving across the food system value chain to deliver products to frankly, a part of the market that's growing at an astronomical pace right now.

Julian Klymochko: And one common theme that we see in consumer products these days is that inclusive of decarbonization and really considering the environment in the production of these products. So, I was wondering with respect to some of the initiatives that you have, some of the products that you're creating, whether that be these high protein inputs into plant-based meat alternatives. Was this a mission behind the founding of the company? Like where did the idea behind Benson Hill come from?

Matt Crisp: Oh, well, Benson Hill, I'll tell you where the name came from first. Andy Benson and Robin Hill were two scientists who really never got full credit for their achievements. They're both researchers of photosynthesis, which is, you know, the most important series of photochemical and biochemical reactions on earth, responsible for all life. But sometimes like a lot of these types of scientists, we take it for granted. So, we founded the company on that name. But the idea is really to tap into that natural genetic diversity that's there, but to come at it with an angle that's different than how big ag seed companies and big ag input companies have looked at it. You know, 99.9% of our caloric intake comes from less than 0.1% of the genetic diversity of plants.

And so, we believe that it's one of our biggest untapped resources. And when we founded the company, it was really to realize the possibilities of what new enabling technologies could allow us to unlock. I spent the first part of my career doing venture investing in the life sciences and you know, the principle focus of then investment, those types of investments is in human healthcare, but the same really exciting enabling technologies that utilized genomics and gene sequencing and cloud computing and AI, you know, have not really been harnessed and deployed to improve our food system the way that it really can. So, when you take that enabling technology and that changing context. The convergence really of exciting enabling tech, and you combine it with that natural genetic diversity of plants, you know, that's where and why Benson hill was founded. To tap into big opportunities, that frankly are an enormous white space that we as an industry haven't yet capitalized on and moved at.

Michael Kesslering: And so, you provided the example of how this works within soy beans. Can you provide another example? I thought the example with yellow peas is really interesting and how your concentrate would compare to some of the other options available for plant-based meat products.

Matt Crisp: Yeah, certainly, certainly. So yellow peas are really exciting crop because well, it's been in many respects popularized by this alternative plant protein movement and Beyond Meat a couple of years ago, going public uses yellow pea protein as its primary input. The source primarily of yellow pea today is PPI or pea protein isolate in order to get PPI. You've got to go through a very, very water and energy intensive set of processing to enrich the protein to a high level. It's also, you know, it's also a product that requires a good deal of flavor masking. So we honed in, we are honing and have honed in really on these two areas of opportunity for this crop which has not really received any historical genomic innovation in contrast to soy. And we said, okay, flavor needs to be addressed.

We need to improve flavor. Protein concentration needs to be addressed. How can we use AI informed breeding and, tools like CRISPR and gene editing to even further accelerate breeding, or even just use it as a research tool to tap into that natural genetic diversity? Maintain the integrity of the product, but add protein density and decrease off-putting flavor profiles through an accelerated or rapid breeding program. And we've done that, and what we envisioned is in the medium term, we'll be able to get rid of the need to execute this wet fractionation processing altogether, that we'll be able to use a much more sustainable, much more affordable, dry fractionation process, which today produces what's called a PPC or a pea protein concentrate. But that allows us again, to address a couple of really critical desires in this movement. One to have higher quality, less processed, more traceable ingredients, but really, really importantly as we are also doing in soy right now, it addresses the affordability element and we're able to produce these ingredients and supply them to a movement that is striving to get to this parody that with meat prices. Long-Term of course we think we can do even better than that, but yellow pea is a another one, top two really crops that we're most excited about in this alternative plant-based protein category.

Julian Klymochko: One of the consumer trends that I'm following pretty closely is this move to, you know, plant-based meat products, whether it's Impossible Burger or Beyond Meat, things of that nature. And from a consumer's perspective, not only do they want to be in a more animal friendly, but also reducing water consumption, carbon dioxide output from the value chain within agriculture. I was wondering how does Benson Hill specifically reduce water consumption and CO2 within your processes?

Matt Crisp: Well, you know, the beautiful part about, you know, our ESG priorities is that it combined with our business model is that we can actually go all the way back to the farm and, and buy, you know, our having established close relationships with growers who produced the crop for us. We can start there by measuring carbon and water impacts as an example but also through processing and at the product level as well. So specifically let's use water. By using AI informed breeding as an example to breed, not just for nutrition, but also productivity. We are able to enhance the total output per unit input on farm. That's an example, but then this disintermediation of the processing as well, which requires a tremendous amount of water is a second layer of water savings. And so that's, you know, again, water example, obviously there's energy savings and CO2 savings that come alongside both of those steps in the value chain as well.

Julian Klymochko: Now, conversely, with respect to consumer trends. One thing that I do notice whether it's rational or not, perhaps there's some uninformed consumers are perhaps ignorant, but the notion of genetically modified foods, you know, non-GMO is perhaps a theme. You guys utilize the significant amount of artificial intelligence basically dealing with unlocking plant genetic diversity and seed genetics in terms of really optimizing that, how would you counteract criticism or any perceived risks from a consumer perspective?

Matt Crisp: Oh, sure. So, you know, back to the sort of core belief, I think it's most important is that we actually believe that the natural genetic diversity, which is already there contains the tools, you know, contains the power for us unlocked. So, we don't actually introduce foreign DNA into the plant. None of the programs that I described [Inaudible 00:11:55] yellow pea, as an example, our GMO. Utilization of technology like AI informed breeding is allowing you to take a total system view of what's inside the genome and make really smart predictions and ultimately go execute a breeding operation. But that breeding operation is conventionally done. So, it's, you know, traditional male, female crosses. Sometimes if you employ gene editing, this is a new biotechnological approach which further accelerates breeding. But again, it's all the natural genetic diversity that's already there.

And so, all of the products that we sell today and that are frankly, going to market for the next couple years are all actually Non-GMO certified. So, they're Non-GMO project certified, absolutely. And we think that trends probably going to continue in the human food segment for some time. And, you know, in our financial modeling and planning, we assume that we'll continue to obtain those Non-GMO certifications, you know, just because it's Non-GMO though, it doesn't mean you can't use technology to predict how to make decisions, right. And so, that's a really powerful part of data science and the gene sequencing and genotyping that I described earlier.

Michael Kesslering: It's interesting to make the distinction between using technology, but being Non-GMO a very interesting distinction there, but as well as something else that caught my eye was that in your crop accelerator, you're aiming to increase annual crop cycles by more than two times compared to traditional cropping methods. How are you able to achieve this?

Matt Crisp: Yeah, that's a great question. So, you can use a lot of sensor technology lighting changes to essentially accelerate the reproductive cycle of a plant. So, the way we would traditionally do this outdoors, of course, is we'd plant, say some yellow peas in Canada or North Dakota. We would harvest them, and then we'd ship them to, you know South America or New Zealand or Southwestern United States, or what have you. We'd grow it there, you know, and the different hemisphere, then we'd ship it back and we'd go back and forth trying to squeeze two cycles a year. When you go indoors and you can manipulate the environment and extend for instance, the length of the day. You know, what happens is the plant has interested in reproducing. So, it'll set seed faster and by setting seed faster, you're essentially accelerating its ability to make new seed and for enabling you to make new crosses and so forth and so on. So, you know, we can and our profit accelerator, which will be online later this year, transfer into it practices that we've already validated, which are allowing us to more than double those numbers of cycles

Michael Kesslering: Interesting. And as well. Taking it a step back a little bit, and looking at a bit more of the macro picture, obviously you've been very successful with really providing some innovative technology, but something that is mentioned with technology companies all the time is moving from being that cool technology and providing innovation on that side to moving that into a holistic business. And you're able to serve customers throughout the value chain. Can you describe a little bit of how you've been able to be successful in building that out from very cool technology to a very successful business?

Matt Crisp: Yeah, certainly it's a great question. And, you know, I've had the opportunity to work with a lot of businesses with best-in-class technology and you're absolutely right. It's, not just that, of course, it's the innovation that enables you to get to market and provide products to people who care. And starting about four years ago when Google Ventures which is now our largest shareholder got involved in the business. You know, we began the rollout, a go to market plan that would allow us to integrate into the value chain and essentially, as we like to say sometimes, meet our customers where they are. So, if you go down the road and you talk to somebody at Nestle or Kellogg and you talk about AI informed breeding and genomics technology and seed innovation. You can capture a very receptive audience because you're talking about the possibilities that exist by using these technologies, but when it comes to fortifying a relationship with an organization like this, what they'll often say is, you know, look, I buy ingredients. I need you to produce some ingredients that I can buy that have all of these great attributes, these characteristics. And so that's what we embarked on a few years ago is, a very deliberate thoughtfully constructed, vertical integration strategy that allows us to develop, in essence, a two-sided business model one, which works with growers to produce the crop and what becomes our inventory. But then on the other hand to work with our customers at the CPG, retail, quick service restaurants, food service directly, and so actually understands their needs and then be developing the supply chain for them in a manner that meets standards and requirements they have, again, not just at the product level but also, you know, from a transparency, traceability, sustainability standpoint as well.

Julian Klymochko: So, you have product market fit, revenue growth, and now a big milestone announcing the business combination with SPAC Star Peak II. Value the company at enterprise value, $1.35 billion, including in this transaction. Oversubscribed and upsize $225 million pipe financing. So post-closing, I believe that's expected in Q3. You're going to have access to capital. What are some of the growth initiatives you'll be pursuing when you closed this merger and you were a newly-minted public entity?

Matt Crisp: Well, we're a technology first company, and we'll continue to invest aggressively in CropOS, our technology platform to develop not just next generations of the portfolio of food and ingredients that we're commercializing now, but we've got an exciting pipeline to come. We'll make some investments in the supply chain to not just further accelerate, but also to expand the degree of growth that we can realize, particularly in our ingredients business segment. And then I also like to say, you know, we're always on the hunt for great collaborations and partnerships with folks in the value chain that can, you know, allow us to use our technology platform and our capabilities to further expand the business. And so, we've got a keen eye towards not just organic, but possibly some inorganic growth in the future as well.

Julian Klymochko: And one thing that caught my eye going through the investor presentation, accompanying the deal announcement is the forecast revenue, compound annual growth rate of 46% to 2027. Effectively indicating getting to 1 billion plus in revenue over the next handful of years. And one condom and criticism that you often hear from the media is, there's a lot of earlier stage businesses that have been around for say less than a decade projecting very high growth rates, and some tend to disappoint. I was wondering from Benson Hill perspective, you know, what are some of the key opportunities and risks in executing on your growth plan from where you are now to getting where you want to be by say 2027?

Matt Crisp: Yeah, sure. Well, and I can appreciate that perspective, you know, oftentimes, you know there are ambitious growth plans. What I would point at, at Benson Hill is, you know, we're already an operating business with operating segments and over a hundred million dollars of revenue last year, growing at a really nice clip, you know, we've a foundation, you know, to achieve these numbers. We've got a team very focused on execution. But that's where the risk is, frankly. I mean, the products that we're on market with and that we're imminently going to market with, aren't carrying with them technical risk. Our businesses really you know. Investing in a business-like Benson Hill with already achieved revenues with a steep growth curve. Frankly is an execution play, and that's what we, as an organization are really focused around.

Eric: I would jump in there because, those are important points because when you look at the forecast. Provail, which is the company’s ultra-high protein products, you know, drives a lot of that forecast and it is about execution. And what I would say from the Star Peak side is, you know, one of the things about this transaction is that when we first started to connect with Matt and his team. We were fortunate to have very good connectivity at the board level. So, with Google Ventures, Prelude, that is you know, part of Jim Simons from Renaissance’s family venture arm, Wheatsheaf that is part of the $60 billion, Grosvenor Estate and invests out of the UK, S2G, a Series A Beyond Meat investor, and one of the best food and ag tech VCs in the world. And when we talk to those various investors. Uniformly, they said that Benson Hill was more than the most exciting companies in their portfolio.

And we did very extensive diligence on the company, which spanned about 45 days. And we hired exceptional advisors and consultants which included Context Networks (that's one of the premier global and agribusiness consulting firms). They had a 10-person team that conducted full scope diligence, we hired Crosslake to do comprehensive software and technology diligence. Kirkland and Ramboll did full legal, corporate and environmental review. We had separate calls with customers, partners, and board members. validating the opportunity. And so, I think from our standpoint, you know, I think this is about execution, and we think we were so impressed with Matt and the team as we got to know them. And I would also add that for potential investors in the company, there are three great videos on the Benson Hill website that in a simple way articulate what the company does. And I think they are each five minutes and they're a nice way to get up to speed on the business.

Julian Klymochko: Yeah, thanks, Eric. It's always nice to get the other side's perspective on the resulting entity and what you found attractive, some of the aspects of your due diligence process. Now I'd like to pose the same question to Matt from Benson Hill perspective, what stood out to you regarding Star Peak as the ideal SPAC sponsor for your going public transaction and what was the process behind that in terms of due diligence and things of that nature?

Matt Crisp: Yeah, a great question. Well, it's funny due diligence was actually one of the, you know, one of the areas that we wanted to ensure we had a very capable potential partner suited up and ready to go in that regard. You know, it's one thing for us to talk about how excited we are around CropOS and our capabilities, but to have a very sophisticated group come in and engage very top tier talent to do extremely deep diligence on the company. We felt that would be a nice validation and Star Peak certainly turned over rocks and did a very, very, very extensive diligence take on what was going on.

The other key I'd say criteria for, you know, our board's consideration and in a perspective partner and as SPAC was, you know, having an organization that was really aligned in terms of the values, the target area, and in the case of Star Peak and Benson Hill, you know, sustainability was obviously the anchor point for that. We also considered, you know, is this an organization that's actually done this before? It's obviously not a transaction Benson Hill embarked on, and having a partner who had would be meaningful valuable. Providing a fair valuation, you know, in recognizing the achievements that Benson Hill, you know, as banked over the course of the last few months. Of course, I mean, very obviously having a capital in trust to help deliver the growth curve that we envision. So, these are, I don't know, four or five sort of core criteria, key criteria. And we were really impressed with the Star Peak Group. They aligned on all of those elements, had done this before. Did provide a fair valuation, not the highest, but you know, we were really interested in the whole package of, you know, partner alignment. And we feel like we got that, and we're very happy about how the last few months have gone.

Julian Klymochko: And as you embark on this going public journey, you'll be unleashed into the public markets where there's, as, you know, a number of competitors, the Agritech businesses it's really heating up. We’re seeing a number of new companies or fairly new companies going public and competing for investor attention. So ultimately, what is the quick investment thesis for Benson Hill compared to others? And why should investors pay attention to your stock over competitors?

Matt Crisp: Well, I'll point to Eric and ask Eric to chime in on this too, because we're obviously bringing a perspective coming into the public market for first time, Eric and his team have decades of experience already. But I'll throw in my answer first, real quick. What Benson Hill is, is a bet on food system movements, right? I mean, we're not a bet on a brand, we're not a bet on a facility, on a crop, on a product. We're a bet that we like to call as the picks and shovels for major food system trends. The first of which is plant-based protein, it's extremely exciting. And yet at Benson Hill will be across multiple crops, a diverse array of growing and production locations in dozens or even hundreds of brands. And so, a bet on Benson Hill is a diversified that, you know, in the near term, on the plant-based protein movement. But over time I'd argue is a great bet on food system trends because there's going to be more beyond even plant-based protein.

Eric: Yeah, and I would add, from our standpoint. We think about category defining companies. And I think from our perspective Benson Hill is a category defining company. It has true scarcity value. It has a food operating system, as Matt pointed out that really positioned the company to be the picks and shovels of the plant-based revolution. It's one of the few ways you can invest in the protein side of the plant-based movement from the ingredient side. And when we think about the business, there's really five main reasons that we think it's a really attractive opportunity. One is it's a huge and growing market. I think an investor has to believe in that to invest in the company, a great technology and a great management team. It's going to have, you know, 600 million of cash on the balance sheet. You know, post-closing, and they can use that to attack the market.

It's a really attractive inflection point now where it's kind of a real revenue base. And, you know, finally it's right down the middle of the fairway for a broad set of global ESG focused investors, where there are environmental benefits through lower emissions and more efficient use of land and water. And there are benefits to society around human health, hunger, and economic development. We think all those things are really attractive to a broad set of global investors, not just U.S. investors. So, you know, we're really excited about the company and, you know, we think incredibly highly as I've probably said three times on this call, of this management team.

Julian Klymochko: For sure. And so, to summarize the investment thesis for Benson Hill stock. Large total addressable market, they've got the technology management that's executing, strong balance sheet, inflection point with respect to timing and revenue is scaling, and you've got this added ESG benefit as well. And as you indicated right now in terms of the opportunity for investors and the risk of course, is just executing on the business plan. And we're definitely looking forward to watching how you guys perform in the public markets, really exciting deal. Thank you, Matt and Eric for coming on The Absolute Return Podcast today, explaining your story, the background behind Benson Hill and some of the cool and interesting technologies you guys have going on there, and specifically the potential growth in the future as well. So currently Star Peak II trading under the symbol STPC when the deal closes, expected in Q3. Should trade on the New York stock exchange under the symbol BHIL. Did I miss anything guys?

Eric: No, this is great. And thank you guys so much for having us.

Julian Klymochko: Okay, perfect. Well, thank you, Matt and Eric, a real pleasure, and we wish you the best of luck.

Matt Crisp: Thanks Julian, Thanks Michael. We appreciate it.

Julian Klymochko: Alright, cheers. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus / written consent solicitation for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.